UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province 151500
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Election of Directors

On August 30, 2010, the Board of Directors (the “Board”) of China Linen Textile Industry, Ltd. (the “Company”), by unanimous written consent, approved the appointment of Stephen Monticelli (“Mr. Monticelli”) to serve as an independent director of the Company until his respective successor is elected and qualified or he is reelected at the next annual stockholders’ meeting, or until his earlier death or resignation.  In connection with the appointment of Mr. Monticelli, the Company and Mr. Monticelli entered into an Independent Director Agreement (the “Independent Director Agreement”) dated August 30, 2010.

Pursuant to the Independent Director Agreement, the compensation for the services to be provided by Mr. Monticelli shall consist of cash payments and grants of restricted ordinary shares as follows: i) a one-time cash fee of $12,000, a fee of $3,000 per month in cash, paid in quarterly installments, and, in the event Mr. Monticelli is appointed to be the chair of an audit committee for the Company, a fee of $500 per month in cash, paid in quarterly installments, and ii) an aggregate of one hundred thousand restricted shares, par value $0.002 per share, that vest over a 3-year period in three installments of 33,333, 33,333 and 33,334 shares, on the date of the Independent Director Agreement, August 30, 2012 and August 30, 2013, respectively.  The shares will be issued pursuant to a Restricted Stock Award Agreement by and between the Company and Mr. Monticelli dated August 30, 2010. Mr. Monticelli will also be reimbursed for reasonable out-of-pocket expenses associated with his service to the Company.

Stephen Monticelli has an investment career spanning 23 years and encompassing both private equity (buyouts and venture capital) and public equity.   Mr. Monticelli founded Mosaic Investments LLC in 1996 and launched its first two funds in 1998.  His investment career began in 1987 when he joined The Fremont Group (the primary investment vehicle for the Bechtel family) as a principal.  He was later a managing director with Baccharis Capital, a venture capital firm.   Prior to his investment career, Mr. Monticelli was a management consultant with Marakon Associates and a CPA with Deloitte and Touche.  He served on the board of directors of ten private and public companies from 1987 to 1999.  He holds a BS and an MBA from the Haas School of Business at the University of California at Berkeley.

Exhibits

4.1	Independent Director Agreement of Stephen Monticelli
4.2	Restricted Stock Award Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name: Gao Ren
Title: Chief Executive Officer and Chairman

Dated: September 3, 2010